Exhibit 2.2

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2020 (this “Agreement”), is entered into by and among Proteostasis Therapeutics, Inc., a Delaware corporation (“PTI”), Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the initial representative, agent and attorney-in-fact of the Holders of CVRs (the “CVR Holders’ Representative”).

PREAMBLE

PTI, Pangolin Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of PTI (“Merger Sub”), Yumanity Therapeutics, Inc., a Delaware corporation (the “Company”) and Yumanity Holdings, LLC, a Delaware limited liability company (“Holdings”), entered into an Agreement and Plan of Merger dated as of August 22, 2020 (as amended to date, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of PTI.

Pursuant to the Merger Agreement, PTI agreed to create, issue and distribute to the Persons who as of immediately prior to the Effective Time are either stockholders of record of PTI (after giving effect to the exercise or settlement of any PTI Options or PTI RSUs for shares of PTI common stock that is to take place immediately prior to the Effective Time or otherwise having the right to receive PTI Common Stock as of immediately prior to the Effective Time), contingent value rights (“CVRs”) as hereinafter described; and on _______, 2020 the Board of Directors declared a dividend, consistent with the Merger Agreement, of one CVR per one share of PTI Common Stock outstanding or deemed outstanding as of immediately prior to the Effective Time (after giving effect to the exercise or settlement of any PTI Options or PTI RSUs for shares of PTI common stock that is to take place immediately prior to the Effective Time or otherwise having the right to receive PTI Common Stock as of immediately prior to the Effective Time, but not to be adjusted for any reverse split to be effected in connection with the Merger) consistent with the Merger Agreement.

The parties have done all things necessary to make the CVRs, when, as and if issued as contemplated by the Merger Agreement and such declaration, the valid obligations of PTI and to make this Agreement a valid and binding agreement of PTI, in accordance with its terms.

NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the benefit of the Holders (as hereinafter defined), as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions.

For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b) all accounting terms used herein and not expressly defined herein shall have the meanings assigned to such terms in accordance with United States generally accepted accounting principles, as in effect on the date hereof;

(c) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(d) unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, limited liability companies, partnerships and other Persons and vice versa; and

(e) all references to “including” shall be deemed to mean including without limitation.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“Accountant” has the meaning set forth in Section 2.7.

“Affiliate” means, with respect to any Person, any Person that controls, is controlled by, or is under common control with such Person.

“Board of Directors” means the board of directors of PTI.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized or obligated by law or executive order to close.

“Closing Date” has the meaning set forth in the Merger Agreement.

“CF Assets” means any and all assets, tangible and intangible, that relate to PTI’s cystic fibrosis clinical programs, including, without limitation, patents, patent applications, know-how, trade secrets and other intellectual property rights, data, documentation, agreements and licenses, inventory related to drug products and raw materials, and biological materials.

“CF Asset Monetization” means the sale, license, transfer, spin-off or other monetizing event of all or any part of the CF Assets, which sale, license, transfer, spin-off or other monetizing event is consummated pursuant to an agreement or license entered into on or prior to the date that is nine months following the Closing Date, including, for the avoidance of doubt, any such transaction that closes prior to the Closing Date and for which there are payments due following the Closing Date; provided that the counterparty to such sale, license, transfer, spin-off or other monetizing event is a Permitted CF Counterparty.

“CVR Payment Amount” means:

100% of Net Proceeds in respect of each respective item of Gross Proceeds actually received after the Closing Date for any CF Asset Monetization transaction that closes on or prior to the Closing Date.

90% of Net Proceeds in respect of each respective item of Gross Proceeds actually received for any CF Asset Monetization transaction that closes after the Closing Date and on or prior to the three-month anniversary of the Closing Date.

75% of Net Proceeds in respect of each respective item of Gross Proceeds actually received for any CF Asset Monetization transaction that closes after the three-month anniversary of the Closing Date but on or before the six-month anniversary of the Closing Date.

50% of Net Proceeds in respect of each respective item of Gross Proceeds actually received for any CF Asset Monetization transaction that closes after the six-month anniversary of the Closing Date but on or before the nine-month anniversary of the Closing Date.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Registrar” has the meaning set forth in Section 2.3(b).

“CVRs” means the Contingent Value Rights issued by PTI as contemplated by this Agreement. Unless otherwise specified herein, for purposes of this Agreement all the CVRs shall be considered as part of and shall act as one class only.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Entitlement Certificate” has the meaning set forth in Section 2.4(a).

“Gross Proceeds” means all cash (and the fair market value, as of the time of actual receipt of such non-cash consideration, of all non-cash consideration such as stock) actually received from a CF Asset Monetization. Rights to receive royalty streams, milestone payments or other contingent payments shall not be treated (as such) as “non-cash consideration”; instead, any cash ultimately and actually received in respect of such rights shall be counted as Gross Proceeds.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Income Tax Expenses” means any and all income and other similar taxes of PTI and its subsidiaries actually paid or payable in connection with the receipt or accrual of CVR Payment Amounts, provided, that the amount of any such taxes shall be computed (i) assuming that the only items of gross income of PTI and its subsidiaries are the applicable items of Gross Proceeds (for the avoidance of doubt, assuming that such items of Gross Proceeds are taxable in the hands of PTI and its subsidiaries no later than the taxable year that includes the corresponding CVR Payment Amount), (ii) assuming that the only items of expenses, losses, credits or other deductions of PTI and its subsidiaries are (A) those items of expense, loss, credit and deduction (including net operating loss carryforwards) of PTI existing as of immediately prior to the Merger for U.S. federal income tax purposes and applicable state and local income tax purposes that are actually usable by PTI and its subsidiaries in the tax year of receipt of the applicable items of Gross Proceeds, to the maximum extent such net operating loss carryforwards and other items of PTI are permitted by Law to be taken as a deduction in such taxable year (provided, that any limitations on the use of net operating losses applicable to PTI shall be determined (1) using either the “1374 Approach” or the “338 Approach”, as described by IRS Notice 2003-65 to the extent permitted by applicable Law with respect to such taxable year (and determined by selecting the approach which maximizes the amount of net operating losses available), and (2) assuming that the business enterprise of PTI (within the meaning of Section 382(c) of the Code) will and shall continue during the periods set forth in Section 382(c) of the Code; and provided further, that PTI and the Company shall use commercially reasonable efforts to take any steps, including the making of any applicable Tax elections (including electing out of the installment method of reporting), necessary to minimize any applicable limitations on such net operating loss carryforwards and other items and to insure that such net operating loss carryforwards and other items are otherwise available to reduce any such Taxes paid or payable in connection with a PTI Asset Disposition (provided, for the avoidance of doubt, such PTI net operating loss carryforwards and other items shall be used to offset Taxes paid or payable in connection with a PTI Asset Disposition to the maximum extent permitted by Law before being used for any other purpose))) and (B) any items of expense, loss, credit and deduction of PTI resulting from or attributable to the Merger or otherwise contemplated by the Merger Agreement, and (iii) all such items of Gross Proceeds are taxed in the hands of PTI and its subsidiaries at the highest applicable marginal income or other similar U.S. federal, state, local and non-U.S. tax rate.

“Legal Proceeding” means any claim, demand, action, cause of action, arbitration or lawsuit.

“Monetization Expenses” means any and all documented expenses incurred by PTI pursuing and closing CF Asset Monetizations after the Closing Date, including the documented fees and out-of-pocket expenses of the CVR Holders’ Representative, the Holders Valuation Expert Fee, any other consultant fees and expenses (including the fees of the Paying Agent), success fees, legal fees and similar items and any and all documented post-Merger costs related to preservation and maintenance of the CF Assets, including Intellectual Property application, registration and maintenance fees and any applicable non-income taxes and reasonable, documented out-of-pocket costs incurred by PTI in connection with administering this Agreement and Representative Losses (including, without limitation sales, use, tariffs, excise, customs duties, gross receipts, VAT or other similar taxes or governmental charges) incurred by PTI and its subsidiaries. In no event shall the Monetization Expenses include any administrative or similar fee payable to PTI.

“Net Proceeds” means, with respect to each respective CF Asset Monetization, the amount of proceeds remaining, if any, after deducting Monetization Expenses and any Income Tax Expenses from Gross Proceeds.

“Notice of Objection” has the meaning set forth in Section 2.4(b).

“Paying Agent” means the CVR Registrar or such other entity designated by the CVR Holders’ Representative to serve as the Paying Agent pursuant to the terms of this Agreement.

“Payment Amount” means the CVR Payment Amount and, if applicable, the PTI Payment Amount.

“Permitted CF Counterparty” shall have the meaning set forth in the Merger Agreement.

“Permitted Transfer” means: (i) a transfer of any or all of the CVRs (upon the death of the Holder) by will or intestacy; (ii) a transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (v) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (vii) a transfer from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant.

“Person” means any individual, firm, corporation, limited liability company, partnership, trust or other entity, and shall include any successor (by merger or otherwise) thereof or thereto.

“PTI Common Stock” has the meaning set forth in the Merger Agreement.

“PTI Options” has the meaning set forth in the Merger Agreement.

“PTI Payment Amount” means:

0% of Net Proceeds in respect of each respective item of Gross Proceeds actually received after the Closing Date for any CF Asset Monetization transaction that closes on or prior to the Closing Date.

10% of Net Proceeds in respect of each respective item of Gross Proceeds actually received for any CF Asset Monetization transaction that closes after the Closing Date and on or prior to the three-month anniversary of the Closing Date.

25% of Net Proceeds in respect of each respective item of Gross Proceeds actually received for any CF Asset Monetization transaction that closes after the three-month anniversary of the Closing Date but on or before the six-month anniversary of the Closing Date.

50% of Net Proceeds in respect of each respective item of Gross Proceeds actually received for any CF Asset Monetization transaction that closes after the six-month anniversary of the Closing Date but on or before the nine-month anniversary of the Closing Date.

“PTI RSUs” has the meaning set forth in the Merger Agreement.

“Representative Losses” has the meaning set forth in Section 6.3.

“Representative Agreement” has the meaning set forth in Section 6.7.

“Surviving Person” has the meaning set forth in Section 5.1.

ARTICLE II

CONTINGENT VALUE RIGHTS

2.1 Issuance of CVRs.

The CVRs shall be issued and distributed by PTI, after the Merger, to the Persons who as of immediately prior to the Effective Time are stockholders of record of PTI or have the right to receive PTI Common Stock as of immediately prior to the Effective Time, as contemplated by the Merger Agreement.

2.2 Nontransferable.

The CVRs are not capable of being and shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall be issued in book-entry form only and shall not be evidenced by a certificate or other instrument.

(b) PTI shall cause PTI’s transfer agent to keep a register (the “CVR Register”) for the registration of CVRs. It is expected that [●] will be the initial CVR registrar and transfer agent (“CVR Registrar”) for the purpose of registering CVRs and transfers of CVRs as herein provided. For the avoidance of doubt, the out-of-pocket cost to PTI of retaining such transfer agent shall be a Monetization Expense. PTI shall cause the CVR Registrar to promptly provide a copy of the CVR Register to the CVR Holders’ Representative upon reasonable request.

(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer and any other reasonably requested documentation in a form reasonably satisfactory to PTI and the CVR Registrar and complying with the CVR Registrar’s guidelines and requirements, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof. Upon receipt of such written Permitted Transfer request and materials, the CVR Registrar shall register the transfer of the CVRs in the CVR Register, any such registration not to be unreasonably withheld or delayed. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of PTI, evidencing the same right and shall entitle the transferee to the same benefits and rights under this Agreement, as those previously held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register. Any transfer or assignment of the CVRs shall be without charge to the Holder, other than the cost of any transfer or similar tax, which shall be the responsibility of the transferring Holder.

(d) A Holder may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder and conform to such other reasonable requirements as the CVR Registrar may from time to time establish. Upon receipt of such proper written request, the CVR Registrar shall promptly record the change of address in the CVR Register.

2.4 Payment Procedures.

(a) Any Gross Proceeds received following the Closing Date from a CF Asset Monetization shall be deposited with the Paying Agent and, to the extent a CF Asset Monetization agreement is entered into following the Closing Date, PTI shall cause such agreement to provide for the payment of the Gross Proceeds to the Paying Agent. The CVR Holders’ Representative shall provide written notice to PTI promptly upon the Paying Agent’s receipt of any Gross Proceeds. Within 30 days after PTI has received such notice, PTI shall deliver to the CVR Holders’ Representative or its designee a certificate setting forth PTI’s Monetization Expenses and Income Tax Expenses (the “Expenses Certificate”), along with any supporting documentation for PTI’s Monetization Expenses and Income Tax Expenses. It is understood that Monetization Expenses and Income Tax Expenses, if any, shall be applied as early as possible without duplication against respective Gross Proceeds. The CVR Holders’ Representative shall also have the right to object to the Gross Proceeds, and, to the extent the CVR Holders’ Representative’s raises such objection, (i) PTI shall raise such objections with the counterparty to the CF Asset Monetization agreement (the “CF Counterparty”) in accordance with the provisions of the CF Asset Monetization agreement or, at PTI’s sole and absolute discretion, PTI shall have the right to designate the CVR Holders’ Representative as its agent to raise such objection with the CF Counterparty in accordance with the provisions of the CF Asset Monetization agreement and (ii) PTI shall have no liability to the CVR Holders’ Representative or the CVR Holders other than relating to its obligations hereunder.

(b) Within 20 days after delivery by PTI of an Expenses Certificate, the CVR Holders’ Representative may deliver a written notice to PTI requesting that PTI make its accounting personnel reasonably available to the CVR Holders’ Representative or its authorized representative to discuss and answer questions with respect to the Monetization Expenses and Income Tax Expenses. Within 20 days following the CVR Holders’ Representative’s discussions with PTI’s accounting personnel, the CVR Holders’ Representative may deliver a written notice to PTI specifying that the CVR Holders’ Representative objects to PTI’s Monetization Expenses or Income Tax Expenses, as applicable (a “Notice of Objection”), and stating the reason upon which the CVR Holders’ Representative has determined that the calculation of PTI’s Monetization Expenses or Income Tax Expenses is in error. PTI and the CVR Holders’ Representative shall reasonably cooperate in good faith to reconcile any such objection for a period of not less than ten (10) business days. Any such dispute relating to the calculation of Monetization Expenses or Income Tax Expenses that remains unresolved thereafter shall be resolved by an independent third party valuation expert selected by PTI and the CVR Holders’ Representative, whose decision shall be binding on the parties hereto and every Holder. The fees charged by the valuation expert referenced in the foregoing sentence shall be paid 50% by PTI and 50% by the Holders through a deduction from their respective Payment Amounts (such 50% portion to be paid by the Holders, the “Holders Valuation Expert Fee”).

(c) Assuming any disputes set forth in a Notice of Objection have been resolved, the CVR Holders’ Representative shall cause the Paying Agent to pay the Payment Amounts to PTI and the Holders as promptly as possible. The CVR Holders’ Representative and Paying Agent shall be solely responsible for the calculation and delivery of (i) the CVR Payment Amount to the respective Holders of CVRs of each such Holder’s pro rata portion of the CVR Payment (based on their respective relative CVR holdings) and (ii) the PTI Payment Amount to PTI, if applicable. It is understood and agreed that PTI shall have no responsibility or liability with respect to the distribution of the Payment Amounts other than to cause a CF Asset Monetization agreement entered into following the Closing Date to provide for the payment of the Gross Proceeds to the Paying Agent.

(d) The Paying Agent or its designee shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the Gross Proceeds, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. Any amounts not withheld by PTI or the Paying Agent on the distribution of CVRs to the Holders or any payments to the Holders under this Agreement (including CVR Payment Amounts) and subsequently determined to have been required to be withheld by PTI by any relevant governmental entity shall be paid by the Holders, at the sole discretion of PTI, (i) through a deduction from future CVR Payment Amounts, or (ii) by indemnification by the applicable Holder(s) to PTI. PTI shall pay any applicable withholding tax amounts so collected to the relevant governmental entity. In connection with the distribution of CVRs to the Holders, PTI, the Paying Agent and the CVR Holders’ Representative shall be entitled to make reasonable estimations of PTI’s “earnings and profits” (as such term is defined for federal income tax purposes (including the adjustments described in Section 312 of the Code), and shall be entitled to adopt the withholding tax procedures described in Treasury Regulation Section 1.1441-3(c)(2)(ii) in connection with the foregoing. Any withholding taxes shall not be treated as an item of Income Tax Expense or Monetization Expense or otherwise treated as an item which reduces Gross Proceeds hereunder, but, for the avoidance of doubt, to the extent paid over to the appropriate taxing authority, shall be treated as having been paid to the Holder in respect of which such deduction and withholding was made in accordance with this Section 2.4(d). Notwithstanding the foregoing, PTI and the CVR Holders’ Representative shall work together in good faith to determine the amount required to be withheld by the Paying Agent pursuant to applicable Law, and the Paying Agent shall withhold such amounts pursuant to this Section 2.4(d).

(e) For U.S. federal income tax and applicable state and local income tax purposes, the parties agree that (i) the distribution of the CVRs pursuant to Section 2.1 of this Agreement is intended to be treated as a distribution of property (and not debt or equity of PTI) by PTI to its stockholders governed by Code Section 301 and (ii) any CVR Payment Amount (if any) is intended to be treated as a contractual payment pursuant to the rights afforded by this Agreement to the Holder and not as a distribution by PTI in respect of stock in PTI (collectively, the “Intended Tax Treatment”). The parties agree to file all tax returns and other tax reports in a manner consistent with the Intended Tax Treatment, unless otherwise required pursuant to a final “determination” within the meaning of Code Section 1313(a).

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in PTI.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs.

(b) The CVRs shall not represent any equity or ownership interest in PTI (or in any constituent company to the Merger) or in any CF Assets or other asset. It is hereby acknowledged and agreed that the CVRs shall not represent a security of PTI. The rights and/or remedies of the holders of CVRs are contractual rights limited to those expressly set forth in this Agreement, and such Holders’ sole right to receive property is the right to receive cash in accordance with the terms hereof.

(c) By voting in favor of the adoption of the Merger Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive CVRs and any consideration payable in connection with the CVRs, each Holder acknowledges and agrees to the appointment and authority of the CVR Holders’ Representative to act as the exclusive representative, agent and attorney-in-fact of such Holder and all Holders for all purposes in connection with this Agreement and any agreements ancillary hereto. Each Holder agrees that such Holder will not challenge or contest any action, inaction, determination or decision of the CVR Holders’ Representative or the authority or power of the CVR Holders’ Representative and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including without limitation, the provisions relating to the authority of the CVR Holders’ Representative to act on behalf of such Holder and all Holders as set forth in this Agreement.

2.6 Post-Closing Discretion and Decision Making Authority; No Fiduciary Duty.

Following the Closing of the Merger, PTI shall have the sole and absolute discretion and decision making authority (i) over any continued operation of, development of or investment in the CF Assets (if any) and (ii) over when (if ever) and whether to pursue, or enter into, a CF Asset Monetization in any particular manner, and upon what terms and conditions. Subject to the foregoing, PTI agrees to reasonably cooperate with the CVR Holders’ Representative and to take such other actions as may be reasonably requested by the CVR Holders’ Representative to carry out the intent and purposes of this Agreement.

In furtherance of the foregoing:

(a) PTI shall not before the Termination Date dispose of and/or commercialize or monetize in any manner the CF Assets except pursuant to a CF Asset Monetization agreed to by the CVR Holders’ Representative (such agreement not to be unreasonably withheld, conditioned or delayed);

(b) PTI shall not unreasonably decline to agree to a CF Asset Monetization which has been fully approved by the CVR Holders’ Representative, or intentionally and negatively impact any CF Asset Monetization transaction that has already been entered into without the consent of the CVR Holders’ Representative;

(c) PTI shall not before the nine-month anniversary of the Effective Time terminate or intentionally negatively impact the CF Assets, without the prior written approval of the CVR Holders’ Representative; and

(d) At the reasonable request of the CVR Holders’ Representative, PTI shall endeavor, but not have the obligation, to engage consultants for the purposes of maintaining and preserving the CF Assets and seeking, negotiating and executing CF Asset Monetizations, with the documented fees, costs and expenses of such consultants to be treated as Monetization Expenses; provided, however, that no consultants may be engaged after, or have a consulting term beyond, the nine-month anniversary of the Closing Date.

It is expressly understood that except (i) as expressly provided in this Section 2.6 and Section 2.3(b) and (ii) PTI’s indemnification obligations pursuant to Section 6.3, PTI has no obligation to incur Monetization Expenses or otherwise to seek or support CF Asset Monetizations. PTI’s (as opposed to the CVR Holders’ Representative’s) sole responsibility as to CF Asset Monetization activities is as set forth in this Section 2.6. Except as expressly provided in this Section 2.6, PTI’s post-Merger management will have no further obligation to promote, support, invest in, allocate internal resources toward, advance or monetize the CF Assets pending the CF Asset Monetization(s).

2.7 Audit Right.

Upon the prior written request by the CVR Holders’ Representative, PTI shall meet at reasonable times during normal business hours with the CVR Holders’ Representative to discuss the content of any Expenses Certificate. PTI agrees to maintain, for at least two years after the last possible payment pursuant to any CF Asset Monetization, all books and records relevant to the calculation of the Monetization Expenses and Income Tax Expenses. Subject to reasonable advance written notice from the CVR Holders’ Representative and prior execution and delivery by it and an independent accounting firm of national reputation chosen by the CVR Holders’ Representative (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, which confidentiality/nonuse agreement shall not prohibit the CVR Holders’ Representative from communicating any such information with the Holders who have a need to know such information, provided that any such recipients are subject to confidentiality obligations with respect thereto, PTI shall permit the CVR Holders’ Representative and the Accountant, acting as agent of the CVR Holders’ Representative, to have access during normal business hours to the books and records of PTI as may be reasonably necessary to audit the calculation of the Monetization Expenses and Income Tax Expenses. Notwithstanding anything in this Agreement to the contrary, in no event shall PTI be required to provide any tax returns or any other tax information it deems confidential to the CVR Holders’ Representative or any other party pursuant to this Agreement.

2.8 Termination.

The CVRs shall terminate on the earliest to occur of (a) the nine-month anniversary of the Effective Time if no CF Monetization transaction has closed by such a date or (b) the 10th anniversary of the Effective Time if a CF Monetization transaction has closed prior to the nine-month anniversary of the Effective Time (the “Termination Date”). It is understood that from and after the Termination Date, any further proceeds received by the Paying Agent arising from any CF Asset Monetization shall belong to PTI and shall not be distributed to the Holders. No CVR Payment Amounts shall be payable in respect of any item of cash Gross Proceeds actually received after the Termination Date by the Paying Agent, and the Paying Agent shall immediately transfer such Gross Proceeds to PTI.

ARTICLE III

COVENANTS

3.1 Payment of Gross Proceeds and Payment Amounts. The CVR Holders’ Representative shall cause the Paying Agent to duly and promptly deliver the Payment Amount to the Holders and PTI, if any, in the manner provided for in Section 2.4 and in accordance with the terms of this Agreement.

3.2 Assignments.

PTI shall not, in whole or in part, assign any of its obligations under this Agreement other than in accordance with the terms of Section 5.1 or Section 2.6 hereof. At any time, the CVR Holders’ Representative may assign any of its rights or obligations under this Agreement (or this Agreement in its entirety) to any third party (reasonably acceptable to PTI) to serve as a successor CVR Holders’ Representative, provided that such assignee executes a written joinder to this Agreement assuming the rights and duties of the CVR Holders’ Representative.

ARTICLE IV

AMENDMENTS

4.1 Amendments without Consent of Holders.

Without the consent of any Holders or of the CVR Holders’ Representative, PTI, at any time and from time to time after the Merger, may unilaterally execute and implement one or more amendments hereto to evidence the succession of another Person to PTI and the assumption by any such successor of the covenants of PTI herein in a transaction contemplated by Section 5.1 hereof. Promptly after the execution by PTI of any amendment pursuant to the provisions of this Section 4.1, PTI shall provide a copy of such amendment to the CVR Holders’ Representative.

4.2 Amendments with Consent of Holders.

Subject to Section 4.1 (which amendments pursuant to Section 4.1 may be made without the consent of the Holders or of the CVR Holders’ Representative), with the reasonable consent of the CVR Holders’ Representative, PTI and the CVR Holders’ Representative may after the Merger enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interests of the Holders.

4.3 Effect of Amendments.

Upon the execution of any amendment under this Article IV, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE V

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

5.1 PTI May Consolidate, Etc.

PTI shall not consolidate with or merge into any other Person, or transfer its properties and assets substantially as an entirety to any Person or transfer all or substantially all of its business to any Person, unless:

(a) the Person formed by such consolidation or into which PTI is merged, the Person that acquires the properties and assets of PTI substantially as an entirety or the Person that acquires by transfer all or substantially all of PTI’s business (the “Surviving Person”) shall expressly assume the performance of every duty and covenant of this Agreement on the part of PTI to be performed or observed; and

(b) PTI has delivered to the CVR Holders’ Representative an Officer’s Certificate, stating that such consolidation, merger or transfer complies with this Article V and that all conditions precedent herein provided for relating to such transaction have been complied with.

5.2 No Allocation to the CF Assets.

No transaction described in Section 5.1 shall give, and the Merger shall not give, the Holders the right to a CVR Payment Amount.

5.3 Successor Substituted.

Upon any consolidation of or merger by PTI with or into any other Person, or any transfer of the properties and assets substantially as an entirety to any Person in accordance with Section 5.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, PTI under this Agreement with the same effect as if the Surviving Person had been named as PTI herein.

5.4 Exclusion of Merger.

Sections 5.1 and 5.3 shall not apply to the Merger.

ARTICLE VI

OTHER PROVISIONS OF GENERAL APPLICATION

6.1 Notices.

Any notice, report, request, approval or consent required or permitted to be given under this Agreement shall be in writing and shall be addressed as follows:

(a) if to a Holder or any or all Holders or the CVR Holders’ Representative, addressed to the CVR Holders’ Representative, at: Shareholder Representative Services LLC, 950 17th Street, Suite 1400, Denver, CO 80202, Attn: Managing Director or deals@srsacquiom.com, Attn: Managing Director.

(b) if to PTI, addressed to it at: [●].

or, in each case, to the most recent address, specified by written notice, given to the sender pursuant to this Section.

Any such written notice, report, request, approval or consent shall be deemed to have been given on the earliest of (a) actual receipt, or (b) if personally delivered to the party to whom notice is to be given, the date of delivery, or (c) if sent by email, the date of transmission, if sent to such email address before 5:00 p.m. at the location of receipt on a Business Day, or the first Business Day after the date of transmission, if sent to such email address at or after 5:00 p.m. at the location of receipt on a Business Day or on a day that is not a Business Day, or (d) if sent by overnight courier and addressed as set forth above, the next Business Day after the date of deposit with such courier (by the courier’s stated time for enabling next-Business-Day delivery), or if deposited after such stated time shall be deemed to be the second Business Day after the date of deposit, or (e) if sent in the United States by United States certified mail, return receipt requested, postage prepaid and addressed as set forth above, on the fifth Business Day after such mailing.

6.2 Successors and Assigns.

All covenants and agreements in this Agreement by PTI shall bind its successors and assigns, whether so expressed or not. All covenants and agreements in this Agreement by the CVR Holders’ Representative shall bind his successors, whether so expressed or not. In the event the CVR Holders’ Representative resigns (without assigning its rights or obligations to a successor CVR Holder’s Representative pursuant to Section 3.2), dies or is incapacitated, a successor CVR Holders’ Representative shall be elected by a majority in interest of the Holders.

6.3 Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their permitted successors and assigns. The Holders shall have no rights or remedies hereunder except as are expressly set forth herein. To the extent permitted by applicable law, it is expressly agreed that in no event shall any Holders (as opposed to the CVR Holders’ Representative) or any former or ongoing stockholders of PTI (as opposed to the CVR Holders’ Representative) have, after the Effective Time, any power or right to commence or join in any Legal Proceeding against PTI or any Affiliate of PTI based on or arising out of the CVRs or this Agreement. Such Legal Proceeding may be brought by, and only by, the CVR Holders’ Representative in the name of and for the benefit of the Holders. The outcome or settlement of any such Legal Proceeding shall be binding upon all Holders.

A decision, act, consent or instruction of the CVR Holders’ Representative shall constitute a decision for all Holders, and shall be final, binding and conclusive upon the Holders. The CVR Holders’ Representative will incur no liability of any kind with respect to any action or omission by the CVR Holders’ Representative in connection with the CVR Holders’ Representative’s services pursuant to this Agreement or any agreement ancillary hereto, except in the event of liability directly resulting from the CVR Holders’ Representative’s fraud, gross negligence or willful misconduct.

PTI shall indemnify and hold harmless the CVR Holders’ Representative from and against any and all loss, liability, damage, claim, penalty, fine, forfeiture, action, fee, cost and expense (including the documented fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) which arise out of or in connection with claims brought by a third party (including, for the avoidance of doubt, any Holder) related to or arising from the CVR Holders’ Representative’s execution and performance of this Agreement or any agreement ancillary hereto (collectively, “Representative Losses”), in each case, as such Representative Losses are suffered or incurred; provided, that in the event that any such Representative Losses are finally adjudicated to have been primarily caused by the fraud, gross negligence or willful misconduct of the CVR Holders’ Representative, the CVR Holders’ Representative shall reimburse PTI the amount of such indemnified Representative Losses to the extent primarily attributable to such fraud, gross negligence or willful misconduct. In no event will the CVR Holders’ Representative be required to advance its own funds on behalf of the Holders or otherwise. The foregoing indemnities will survive the Closing Date, the resignation or removal of the CVR Holders’ Representative or the termination of this Agreement. For the avoidance of doubt, any payments by PTI pursuant to this paragraph shall be Monetization Expenses for all purposes under this Agreement.

6.4 Governing Law.

This Agreement and the CVRs shall be governed by and construed in accordance with the laws of the State of Delaware without regards to its rules of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the CVRs, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with this Section 6.4; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 6.1 of this Agreement; and (f) to the extent permitted by applicable Law, irrevocably and unconditionally waives the right to trial by jury.

6.5 Reserved.

6.6 Severability Clause.

In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the arbitration forum or other tribunal making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions and agreements contemplated herein are consummated as originally contemplated to the fullest extent possible.

6.7 Entire Agreement.

This Agreement represents the entire understanding of the parties hereto with reference to the CVRs and the subject matter of this Agreement and supersedes any and all other prior or contemporaneous oral or written agreements made with respect to the CVRs and/or this Agreement, except for the Merger Agreement and that certain Engagement Letter by and among PTI, the CVR Holders’ Representative and certain Holders dated on or about the Closing Date (the “Representative Agreement”). If and to the extent that any provision of this Agreement is inconsistent with or conflicts with the Merger Agreement or the Representative Agreement, this Agreement shall govern and be controlling.

6.8 Interpretation.

The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement shall be interpreted for or against a party because that party or its attorney drafted the provision.

IN WITNESS WHEREOF, the parties have executed and delivered this Contingent Value Rights Agreement as of the day and year first above written.

PROTEOSTASIS THERAPEUTICS, INC.

By:
Name:
Title:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the CVR Holders’ Representative

By:
Name:
Title: